SEC No 82 - 2142

02 MAR -1 AM 8:51

Ref BTRsec/Rls Admin/Letters/2002/0448

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

invensys

02015534

6 February 2002

SUPPL

Dear Sirs,

12g3 – 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed an announcement concerning Invensys strategy update.

Yours faithfully,

Rachel Spencer
Deputy Secretary

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

"emailalert@hemscott.co.uk" <emailalert
06/02/2002 07:22

To: "claudine.wykes@invensys.com" <claudine.wykes@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Invensys strategy update

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:0287R
Invensys PLC
6 February 2002

Announcement

06 February 2002
Invensys strategy update

On Tuesday 19 February, Rick Haythornthwaite, Invensys Chief Executive, will update the market on the outcome of the Group's strategic review. A presentation will take place at 9:00am for investors and analysts at Vinopolis, No 1 Bank End, London, SE1 with a simultaneous webcast.

Contact:

Jane Hurley Invensys plc	Tel: +44(0) 20 7821 3712
Ben Brewerton Brunswick	Tel: +44(0) 20 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END

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